Baird, Kurtz & Dobson
                            City Center Square
                       1100 Main Street, Suite 2700
                        Kansas City, MO 64105-2112
                      816-221-6300   Fax 816-221-6380
                                www.bkd.com



Independent Accountants Report


To the Board of Directors of
UMB Scout Equity Index Fund, Inc.
and
the Securities and Exchange Commission:

RE:		UMB Scout Equity Index Fund, Inc.
          Form N-17f-2
          File Number 811-09813


We have examined management's assertion about UMB SCOUT EQUITY INDEX FUND, INC.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 30, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2000, with respect to securities of UMB SCOUT EQUITY INDEX FUND, INC., without prior notice to management:

* Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants
Trust Company and Brown Brothers Harriman & Co. in book entry form;

* Reconciliation of all such securities to the books and records of the Company and the Custodian;

* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.




We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that UMB SCOUT EQUITY INDEX FUND, INC. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of UMB SCOUT EQUITY INDEX FUND, INC. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Baird, Kurtz & Dobson
Kansas City, Missouri
September 22, 2000

Members of
Moores
Rowland
International

	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody
	of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination
completed:

811-09813		June 30, 2000






2. State Identification Number:






AL	*

AK	0003931

AZ	67045

AR	00-
M0325-
01

CA 	*

CO
	IC2000-18-580

CT	1007101

DE	*

DC

FL

GA	SC-40734

HI	*

ID	52167

IL	0045370

IN	00-
0346IC

IA	I-46968

KS
	2000S000
1251

KY 	M38732

LA	67352

ME	MF0-
12423

MD
	SM200009
01

MA	*

MI	233314

MN 	R-
42778.
1

MS	MF00-03-
313

MO 	*

MT 	43387

NE	*

NV	*

NH	*

NJ

NM	304414

NY	*

NC	*

ND	AB353

OH 	*

OK 	SE-
2014942

OR	2000-565

PA 	00-03-
120MF

RI	*

SC	12956

SD 	21868

TN 	*

TX	C62240

UT	006-
7267-37

VT
	3/31/00
-05

VA	2894

WA	C-64716-
e

WV	MF 37975

WI	386282-
03

WY	21656

PUERTO RICO   S-22922



Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Capital Preservation
Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Regional
Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund,
Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity
Index Fund)






3. Exact name of investment company as specified in registration statement:
UMB Scout Equity Index  Fund, Inc.






4. Address of principal executive office: (number, street, city, state, zip code)
700 Karnes Blvd, BMA Tower, Kansas City, Missouri  64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with
Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


We, as members of management of UMB Scout Equity Index Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2000 and from January 31, 2000 through June 30, 2000.

	Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 and from January 31, 2000 through June 30, 2000, with respect to securities reflected in the investment account of the Company.

UMB SCOUT EQUITY INDEX FUND, INC.

By /s/Ralph R. Santoro
   Ralph R. Santoro, Senior Vice President

                           Baird, Kurtz & Dobson
                            City Center Square
                       1100 Main Street, Suite 2700
                        Kansas City, MO 64105-2112
                      816-221-6300   Fax 816-221-6380
                                www.bkd.com



Independent Accountants Report


To the Board of Directors of
UMB Scout Technology Fund, Inc.
and
the Securities and Exchange Commission:

RE:		UMB Scout Technology Fund, Inc.
          Form N-17f-2
          File Number 811-09813


We have examined management's assertion about UMB SCOUT TECHNOLOGY FUND, INC.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 30, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2000, with respect to securities of UMB SCOUT TECHNOLOGY FUND, INC., without prior notice to management:

* Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants
Trust Company and Brown Brothers Harriman & Co. in book entry form;

* Reconciliation of all such securities to the books and records of the Company and the Custodian;

* Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.




We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that UMB SCOUT TECHNOLOGY
FUND, INC. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of UMB SCOUT TECHNOLOGY FUND, INC. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Kansas City, Missouri
September 22, 2000

Members of
Moores
Rowland
International

	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody
	of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination
completed:

811-09813		June 30, 2000






2. State Identification Number:






AL	*

AK	0003932

AZ	67046

AR	00-
M0325-
02

CA 	*

CO
	IC2000-18-580

CT	1007102

DE	*

DC

FL

GA	SC-40734

HI	*

ID	52168

IL	0045370

IN	00-
0346IC

IA	I-46969

KS
	2000S000
1252

KY 	M38731

LA	67353

ME	MFO-
12422

MD
	SM200009
00

MA	*

MI	233313

MN 	R-
42778.
1

MS	MF-00-
03-312

MO 	*

MT 	43388

NE	*

NV	*

NH	*

NJ

NM	304415

NY	*

NC	*

ND	AB354

OH 	*

OK 	SE-
2014943

OR	*

PA 	00-03-
120MF

RI	*

SC	12955

SD 	21867

TN 	*

TX	C62241

UT	0067267-
50

VT
	3/31/00
-06

VA	2894

WA	C-64715-
e

WV	MF37974

WI	386358-
03

WY	21645

PUERTO RICO   S-22921



Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Capital Preservation
Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Regional
Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund,
Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity
Index Fund)






3. Exact name of investment company as specified in registration statement:
UMB Scout Technology Fund, Inc.






4. Address of principal executive office: (number, street, city, state, zip code)
700 Karnes Blvd, BMA Tower, Kansas City, Missouri  64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with
Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


We, as members of management of UMB Scout Technology Fund, Inc. "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2000 and from January 31, 2000 through June 30, 2000.

	Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 and from January 31, 2000 through June 30, 2000, with respect to securities reflected in the investment account of the Company.

UMB SCOUT TECHNOLOGY FUND, INC.

By /s/Ralph R. Santoro
   Ralph R. Santoro, Senior Vice President